Exhibit 99.1

ZTO Express Holds 2024 National Network Conference

SHANGHAI, Jan. 23, 2024 /PRNewswire/ -- On 23 January 2024, ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) ("ZTO" or the "Company"), a leading and fast-growing express delivery company in China, held its National Network Conference at its headquarters in Shanghai. The conference aimed to fully implement the spirit of the 2024 National Postal Management Work Conference by the State Post Bureau. During the conference, the Company summarized and reviewed its achievements in 2023, outlined key work tasks for 2024, unified thinking, strengthened confidence, and clarified goals, developing a joint force to promote the high-quality development of ZTO's network.

The chairman, Meisong LAI, pointed out in the work report that in 2023, ZTO achieved parcel volume of 30.2 billion, representing a year-on-year growth of 23.8%. The Company achieved a market share of 22.9%, further widening its lead. ZTO has consistently adhered to its strategic goal of balanced development, with emphasis on long-term growth and focus on its own strengths and steady progress. As a result, the Company has achieved excellent results in "stable business growth and improved quality and efficiency".

The conference also outlined the overall work approach and key tasks for the Company in 2024. It is emphasized that the Company should comprehensively implement the spirit of the National Postal Management Work Conference, integrate "development" and "security", and promote the realization of various work objectives in a down-to-earth manner, with key focus on "prioritizing safety, enhancing capabilities, strengthening services, improving efficiency, ensuring transparency, activating potential, promoting collaboration, implementing plans, strengthening last-mile delivery, and building a strong team".

Chairman Meisong LAI emphasized that the Chinese express delivery market has good size, potential and prospect, and ZTO should boast its five advantages in scale, cost, foundation, brand and network. In light of the ongoing industry transformation from high-volume development to high-quality development, from single express delivery to integrated logistics, and from traditional factor-driven to innovation-driven, ZTO should aim to excel in the three growth curves, namely, strengthening its core business, expanding its ecology and building its channels. The whole ZTO network should strengthen its belief in development, enhance its self-confidence in progress and boost its determination to implement plans and enable all the business participants including outlets and couriers on the ZTO platform to have a greater sense of gain, belonging and happiness.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in ZTO's filings with the SEC and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Tel: +86 21 5980 4508